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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 April 19, 2004





                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade / Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)



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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



LIHIR GOLD LIMITED



By:  /s/ Mark Laurie
     Name     Mark Laurie
     Title:   Company Secretary
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                           (LIHIR GOLD LIMITED LOGO)


LIHIR GOLD LIMITED                                           STOCK MARKET CODES:
INCORPORATED IN PAPUA NEW GUINEA                             ASX - LHG
ARBN 069 803 998                                             NASDAQ - LIHRY
                                                             POMSoX - LHG


DATE: 19 APRIL 2004


                          DEATH OF SIR ANTHONY SIAGURU

Lihir Gold Limited announces with sorrow the death of long-standing Board Member and Deputy Chairman, Sir Anthony Siaguru, who passed away during the night on 16 April.

Sir Anthony had been a director of the company since 1997 and its Deputy Chairman since 2002.

As with all of the many organisations with which Sir Anthony was associated, Lihir Gold benefited greatly from his wisdom and leadership. His colleagues on the Board and in the company will miss his significant contribution and share the sorrow of his family and many friends in Papua New Guinea and abroad.

Sir Anthony made enormous contributions to Papua New Guinea and international society successively as a Papua New Guinea public servant (First Secretary for Foreign Affairs and Trade); Member of Parliament and Minister for the Public Service; senior international public servant (Deputy Secretary General of the Commonwealth); and leader of business and civil society after his return from London to Papua New Guinea seven years ago. Sir Anthony made a significant beneficial difference across a broad range of Papua New Guinea life.

The Directors and employees of Lihir Gold extend sincere condolences to his wife Wilhelmina and other members of his family.



ROSS GARNAUT
CHAIRMAN